DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/10/07

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP
a[X]
b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7. SOLE VOTING POWER
359,006

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
359,006

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
359,006

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.38%

14. TYPE OF REPORTING PERSON
IA

The filing constitutes amendment # 2 to the Schedule 13d filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on
5/30/07. This amendment # 2 amends the schedule 13d as specifically set forth.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
Opportunity Partners L.P. intends to nominate 2 trustees and to solicit proxies in connection with the 2008 annual meeting of shareholders. In conjunction with such proxy solicitation, the entities named herein (the "Tender Group") intend to commence a tender offer to purchase a total of 600,000 shares of Bancroft at 92% of its NAV. If its tender offer is fully subscribed, no single investor in the Tender Group will own more than 171,990 shares of Bancroft. The tender offer will be conditioned on the election of Opportunity Partners' nominees as trustees and is expected to close soon after their election is confirmed. The purposes of the tender offer are (1) to allow shareholders to sell a portion of their shares at a narrower discount than the current discount, and (2) to increase our ability to influence the board to eliminate the discount.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a)- b) As per the Form NCSR filed on 12/28/06 there were 5,625,134 shares of BCV outstanding as of 10/31/06. The percentage set forth in item 5 was derived using such number. Bulldog Investors, Phillip Goldstein, Andrew Dakos and accounts managed by the filing persons beneficially own an aggregate of 359,006 shares of BCV or 6.38% of the outstanding shares.

Beneficial owners of the shares are as follows:
Opportunity Partners L.P.			81,342 shares
Calapasas Investment Partnership L.P.		28,265 shares
Opportunity Income Plus L.P.			22,300 shares
Full Value Offshore Partners L.P.		6,763 shares
Mercury Partners L.P.				41,559 shares
Steady Gain Partners L.P.			20,828 shares
Full Value Partners L.P.			97,954 shares
Phillip and Judy Goldstein Jt Acct		17,363 shares
Phillip Goldstein IRA				4,500 shares
Other Managed Accounts				38,132 shares

Power to dispose and vote securities lie solely with Phillip
Goldstein and Andrew Dakos.

c) During the past 60 days the following shares of BCV were
purchased unless previously reported (there were no sales):
Trade Date		# shares		Price ($)
10/22/2007		1000			21.1
10/23/2007		400			21.3
10/30/2007		1900			21.42
10/31/2007		1100			21.42
11/8/2007		4600			21.25
11/9/2007		500			21.15
12/4/2007		800			18.55
12/4/2007		1000			18.55

d) Beneficial owners of the accounts managed by the filing persons are entitled to receive any dividends or sales proceeds.
e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

Item 7 is amended as follows
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.

Dated: 12/12/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:: Andrew Dakos